90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3859

www.alston.com

Alison Newman	Direct Dial: 212-210-9509	Email: alison.newman@alston.com

November 12, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman
Ivan Griswold
Laura Veator
Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Confidential Draft Registration Statement on Form S-1
Submitted on September 9, 2013
CIK No. 0001582982

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 7, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 9, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event that they are provided to potential investors in the future.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

2.	Please provide us with the relevant portions of the industry research reports you cite, and provide complete copies of the reports that were commissioned for you or for this offering. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or for this offering.

The Company advises the Staff that the Company is supplementally providing to the Staff industry research reports and data cited in the Registration Statement. Please refer to the materials attached as Annex I. No other third-party statements are included in the Registration Statement. To expedite the Staff’s review, the Company has marked the industry research data so that the Staff can easily locate and review the relevant data. The industry research data was not prepared for the Company for use in the Registration Statement.

3.	We note that certain of the Target Companies have distributed significant cash from operations to its equity owners. For example, Omni Medical Billing, LLC , made distributions in 2011 and 2012. With a view to analyzing whether any of the Target Companies are finite-life entities, as that term is defined in Item 901 of Regulation S-K, tell us whether any of the Target Companies have any policies or purposes of distributing cash from operations, rather than reinvesting such cash in these businesses. If you believe that the transaction is not deemed to be a roll-up transaction based on a subparagraph of Item 901(c)(2) of Regulation S-K, provide a detailed analysis in this regard.

The Company advises the Staff that none of the Target Companies are “finite-life” entities as such term is defined in Item 901 of Regulation S-K. A finite life entity is a limited partnership or other entity that operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time and has as a policy or purpose distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business (whether for the term of the entity or after an initial period of time following commencement of operations).

Omni. Omni Medical Billing Services, LLC, a Delaware limited liability company (“Omni”), was not formed as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time. As provided in its Operating Agreement dated March 12, 2012, Omni was formed with a term commencing on March 8, 2012 and continuing until terminated as provided in the Operating Agreement or by operation of law. The Operating Agreement does not provide for a finite term.

U.S. Securities and Exchange Commission

November 12, 2013

Practicare. Practicare Medical Management, Inc. is a New York corporation. Under Section 402, the New York Business Corporation Law, a New York corporation has a perpetual life unless otherwise expressly stated in its certificate of incorporation. We have reviewed Practicare’s certificate of incorporation, and it does not provide for a finite term of existence.

CastleRock. Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc. (collectively, “CastleRock”) are all California corporations. Under Section 200-213 of California’s Corporation Code, a California corporation has a perpetual life unless otherwise expressly stated in its articles of incorporation. We have reviewed CastleRock’s articles of incorporation, and they do not provide for a finite terms of existence.

Each of these companies was formed to engage indefinitely in the business of medical billing, and not to hold assets for a limited time. They have in fact continued to conduct their businesses to the present time, and after the acquisition, their current customers will continue to be provided with comparable services by the Company. Accordingly, since none of the Target Companies meet the definition of a finite life entity, none of the Target Companies are “Partnerships” for purposes of Item 901 of Regulation S-K. The Company advises the Staff that if none of the Target Companies are Partnerships under Item 901 then the contemplated purchase of their assets by the Company is not a roll-up transaction for purposes of said Item. Item 901 provides that a “roll-up transaction means a transaction involving the combination or reorganization of one of more partnership(s) . . .” Moreover, under Item 901(c)(2)(ii), a roll-up transaction shall not include a “transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act.” The shares to be issued to Target Companies will be issued in a private placement and will not be registered under the Securities Act.

4.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02

The Company is supplementally providing the Staff with copies of graphical materials and artwork it intends to include in the prospectus, which are attached as Annex II to this letter.

5.	Certain information regarding the acquired businesses has not yet been included in your disclosures. For example, on page 73, you have not provided certain client and business information, please ensure that your next amendment includes this information.

The Company advises the Staff that the Company has revised the disclosure on pages 1, 48, 66, 71, 78, 81 and 82 to include the information regarding the acquired businesses.

Important Introduction Information, page ii

6.	Please relocate this disclosure so that it is presented near the beginning of your prospectus summary. Further, since it appears you intend to consummate the transactions through asset purchases, revise the term “Target Companies” to employ a term that reflects that such transactions are structured as asset purchases. Ensure that you consistently describe the transactions as asset purchases throughout the document. Also summarize the consideration to be paid for the assets to be acquired.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that the Company has relocated “Important Introductory Information” directly before the prospectus summary. Additionally, the Company has replaced the term “Target Companies” with “Target Sellers” and has consistently described the transactions as asset purchases throughout the Registration Statement to clearly reflect that the contemplated transactions are asset purchases. The Company has also provided a summary of the consideration to be paid for the assets to be acquired as part of the Important Introductory Information.

Prospectus Summary

General

7.	You state that your growth strategy primarily involves migrating the clients of smaller RCM companies to your solutions. Please balance your disclosure with a prominent discussion of your recent challenges in integrating acquisitions and customers into your operations. In this regard, we note your disclosures on page 52, related to your revenue decreases associated with customers of two troubled RCM companies, as well as your combined proforma financial results for 2012. Provide qualitative information regarding the extent to which you have succeeded in retaining customers of acquired businesses and in transitioning them from other software systems to your platforms, on a period by period basis.

The Company advises the Staff that the Company has revised its disclosure in the prospectus summary to discuss its recent challenges in integrating certain acquisitions and customers into its operations. In addition, the Company has provided additional disclosure in the prospectus summary regarding the extent to which it has succeeded in retaining and migrating customers of acquired businesses.

8.	Please limit your use of defined terms in the prospectus summary. For example, it does not appear necessary to use defined terms for acronyms such as MTBC, RCM, and ONC-ATCB. See Rule 421(b) and (d) of Regulation C.

The Company advises the Staff that the Company has revised the disclosure in the prospectus summary to limit the use of defined terms.

9.	You state that as of July 31, 2013 you served approximately 1,200 providers, representing 477 practices in 38 states. In order to provide context and comparability to this disclosure, please provide this information at the end of the financial statement periods presented.

The Company advises the Staff that the Company has revised this disclosure to provide this information as of June 30, 2013, the end of the financial statement period presented.

10.	You state that you believe that your product is highly scalable, although your disclosure suggests that you supply solutions to practice groups with 120 or fewer providers. Please tell us why you believe that providing solutions to a practice group of 120 providers, supports your claims regarding scalability of the platform.

The Company has revised the disclosure in the prospectus summary and on pages 66, and 78 of the Registration Statement to remove the word “highly” when it refers to the scalability of its solutions. The Company also advises the Staff that it has utilized its solutions for clients with over 120 providers without any issue and believes from this experience that its solutions are scalable and can be successfully utilized by larger practices than the practices it typically services. The company has designed its products so that they can handle a significantly larger number of providers, through its database design and software architecture.

U.S. Securities and Exchange Commission

November 12, 2013

11.	You disclose your revenues for the twelve months ended 2013 and the six months ended July 31, 2013. However, we note that you have not included net operating results information, or corresponding net income information. Such information would appear material to investors insofar as it provides a more complete financial summary that allows comparisons between revenues and overall results, and enhances the consistency and balance of this presentation.

The Company advises the Staff that it has revised the disclosure in the prospectus summary to include net operating results in addition to revenues for the historical and pro forma periods presented. Please be advised that the Company also included EBITDA results, as well as net income and loss. The Company advises the Staff that the net income results, and in particular its pro forma results, include substantial amortization expenses related to the acquisition of the Target Companies and, accordingly, do not reflect the Company’s ability to generate positive cash flow. Therefore, the Company believes it is appropriate to include EBITDA results as well to help readers gain an accurate understanding of the Company’s business and operating results.

Revenue Cycle Management and other Technology-driven Business Service, page 3

12.	You state that the rates are among the highest in your industry, and compare with the performances of athenahealth, please provide us with substantiation for these statements.

The Company advises the Staff that it has revised the disclosure on pages 4 and 75 to remove the reference to athenahealth. The Company supplementally advises the Staff that the Company’s first pass resolution rate for the quarter ended September 30, 2013 was 95%, while athenahealth’s first pass resolution rate for the quarter ended September 30, 2013 was 94%, according to athenahealth’s press release dated October 17, 2013. The Company further advises the Staff that the Company’s first pass acceptance rate for the quarter ended September 30, 2013 was 98%, while athenahealth has not publicly released data relative to this metric. The Company advises the Staff that the Company’s clients’ average median days in accounts receivable, also known as “DAR,” for the quarter ended September 30, 2013 was 33 days for primary care and 36 days for combined specialties, while athenahealth’s average median days in accounts receivable for the quarter ended September 30, 2013 was 38, according to its press release dated October 17, 2013. The Company also advises the Staff that it compares its performance under these metrics to industry averages reported by the American Medical Association and Medical Group Management Association, which the Company exceeds. The Company believes it is using consistent methodologies to calculate these metrics, based on public disclosures of methodologies used in the industry.

13.	You provide disclosures related to your RCM offering, however, these disclosures do not appear to include baseline information that would allow investors to determine how your solutions impacted your clients’ practices.

The Company respectfully advises the Staff that the Company has not included specific information regarding improvement in its customers’ collections following implementation of the Company’s solutions as the Company does not track this information, nor does the Company provide this information to prospective customers when marketing its products. The Company further advises the Staff that its belief that its RCM offering positively impacts its clients’ practices is based on a comparison of its first pass resolution and acceptance rates, and DAR, to industry averages, as described in the prospectus summary and in response 12 above.

U.S. Securities and Exchange Commission

November 12, 2013

Risk Factors, page 9

General

14.	Please revise the captions of your risk factors so that each heading concisely expresses the resultant risk to the company that is posed by the condition or uncertainty that you identify in the caption and discuss in the body of the related risk factor.

The Company advises the Staff that the Company has revised the captions of the risk factors to address the Staff’s comment where the Company believes that the heading could more concisely express the resultant risk to the Company.

15.	As appropriate throughout the risk factor section, provide quantitative information that will enable investors to evaluate the scope of the risk presented. For example, in the ultimate risk factor on page 17, disclose the costs associated with your efforts to remediate your material weakness in internal control over financial reporting.

The Company advises the Staff that the Company has revised the disclosure in certain of the risk factors, including the risk factor on page 18, disclosing the costs associated with its efforts to remediate its material weakness in internal control over financial reporting, to provide quantitative information that will enable investors to evaluate the scope of the risk presented. The Company also included additional quantitative information in risk factors on pages 9 and 13 of the Registration Statement.

16.	Revise your acquisitions-related risk factors to ensure that your disclosures reflect the existence of your historical experienced expressed in quantitative terms. For example, your risk factor caption on page 9, stating that you “may be unable to manage [y]our growth effectively,” should explain the actual effect the acquisitions had on revenue and operating results from one period to the next. Similarly, your due diligence procedures disclosures on page 10, should reflect the acquisition related challenges reflected in your revenue decreases for 2012.

The Company advises the Staff that the Company has revised the disclosure in the risk factors on page 9 relating to its inability to retain customers and its inability to migrate customers to discuss the actual effect in quantitative terms that the acquisitions have had on the revenue and operating results of the Company. In addition, the Company respectfully advises the Staff that its revenue decreases were not attributable to its diligence procedures. As further disclosed in the Registration Statement, one acquisition resulted in unexpected revenue decreases when the Company employee responsible for transitioning customers to its solution suffered an unexpected illness soon after closing, causing the Company to lose all of the customers from that acquisition. Moreover, two other transactions which subsequently resulted in revenue decreases were not acquisitions but were purposely structured as outsourcing arrangements by the Company as a result of its prior knowledge, obtained through its due diligence procedures, that acquired customers would be lost soon after closing. In these cases, payments made by the Company were based on revenues actually received, and resulted in net positive cash flow to the Company.

17.	Please specifically disclose the factual basis for and the context of your claim on page 1, that labor costs in Pakistan are approximately one-half of comparable India-based employees.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that the basis for the Company’s belief is based on its knowledge of the industry as further supported by the table below:

JOB CATEGORY	MTBC Pakistan: Exchange Rate $1 = PKR 107*		India (source: Kelly Services**): Exchange Rate $1 = INR 63*		%Variance MTBC Pak vs India
	Annual PKR	Annual $	Annual INR	Annual $	Variance %
Software Engineer	288,000	$2,692	300,000	$4,762	43%
Data Entry Operator	149,760	$1,400	280,000	$4,444	69%
Network Engineer	204,000	$1,907	250,000	$3,968	52%
Database Developer	228,000	$2,131	400,000	$6,349	66%
Call Center	300,000	$2,804	300,000	$4,762	41%
Average	PKR 233,952	$2,186	INR 306,000	$4,857	55%
*	Exchange rates as of 11/09/2013.
**	See Report of Kelley Services attached as Annex III.

18.	On page 92, you state that the South Brunswick property is primarily used to temporarily house foreign employees visiting your corporate headquarters. Please advise whether your business is subject to any risks related to uncertainties with respect to granting of immigration visas. If you determine that your business is subject to such risk, please revise your risk factor and governmental regulation disclosures accordingly.

The Company advises the Staff that it does not believe its business is subject to risks related to uncertainties with the respect to the granting of immigration visas, and notes that in October 2013 it received visas for 12 of its employees to travel to the U.S. to facilitate integration of the Target Companies after completion of the offering. Furthermore, even if the Company from time to time were to experience delays in obtaining immigration visas for its employees, the Company believes such delays would not have a material impact on its business. The Company makes extensive use of videoconferencing and phone calls on a daily basis to foster collaboration between its employees in multiple locations, which allows the services performed by these employees to be conducted from remote locations in Pakistan.

19.	Please tell us your consideration with regard to disclosing the risks of acquisitions by asset purchase, rather than through an entity acquisition such as a merger. As material, discuss uncertainties regarding transferability of net operating losses, and address whether any contractual arrangements or intellectual property rights, such as software licenses, may not be assignable to you.

The Company advises the Staff that the Company has added a risk factor on page 10 to address the risks related to acquisition by asset purchase. The Company further advises the Staff that it has structured its historical and planned acquisitions as asset acquisitions because its primary purpose in these transactions is to acquire customer contracts and other assets necessary for the conduct of the business of the acquired companies without assuming liabilities. The Company believes that utilizing an asset purchase structure decreases the risks relative to a merger.

U.S. Securities and Exchange Commission

November 12, 2013

“We may not be able to maintain or increase our profitability,” page 12

20.	Please revise your risk factor caption and related text to clarify that, to date, you have generally not been profitable in 2013, and reported net income in 2012 due to exchange rate gains, and were not profitable on a proforma basis for 2012.

The Company advises the Staff that the Company has revised the risk factor caption and related text on page 13 to address the Staff’s comments. The Company supplementally advises the Staff that the Company has been profitable for the six prior fiscal years. However, non-cash amortization charge and the expenses associated with this offering and the acquisition of the Target Companies, including 3-05 audits of the Target Companies undertaken at the Company’s expense, have been the primary reasons for the Company’s net losses in 2013 and on a pro forma basis for 2012.

“Our independent registered public accountants have reported to us that…,” page 17

21.	Expand to provide the costs and timeline related to your remediation efforts.

The Company advises the Staff that the Company has revised the risk factor on page 18 to provide the costs and timeline related to the Company’s remediation efforts.

Use of Proceeds, page 26

22.	You state that you will have broad discretion in using the proceeds from this offering. Please refer to Instruction 7 to Item 504 of Regulation S-K, and either more specifically discuss the contingencies in which the proceeds could be used in a manner varying from the specific allocation described in this section, or narrow the language that asserts wide discretion in applying the portion of the proceeds you have not reserved from acquisitions of the targets.

The Company advises the Staff that the Company has revised the disclosure in Use of Proceeds to remove the statement that it will have wide discretion in applying the proceeds of the offering.

In addition, the Company has further revised the disclosure to specify additional intended uses of the proceeds of this offering.

Dilution, page 28

23.	You have not disclosed the total consideration provided by existing stockholders. However, this information does not appear to be excludable pursuant to Rule 430A or otherwise. Please include this information, and disclose the amount and nature of any non-cash consideration provided by existing stockholders, or tell us why such information is not required to be included.

The Company advises the Staff that it has revised the disclosure in Dilution to include the cash consideration provided by existing stockholders. The Company further advises the Staff that existing stockholders have not provided non-cash consideration for the common stock acquired by them.

Unaudited Pro Forma Condensed Combined Financial Information, page 32

24.	We note your disclosure that the historical financial statements of Metro Medical are not required to be presented in this prospectus as the acquisition occurred on June 30, 2013, which is less than 75 days before the date of this prospectus. Considering that the date of this acquisition is now greater than 75 days from the current date, please update your prospectus to include the historical financial statements for Metro Medical in accordance with Rule 3-05 of Regulation S-X, or tell us why you believe such financial statements are not required.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that it has updated the prospectus to include the historical financial statements for Metro Medical in accordance with Rule 3-05 of Regulation S-X.

25.	Please clarify how you considered the factors described in Rule 11-01(d) of Regulation S-X in determining that your acquisitions constitute a business for purposes of inclusion in pro forma financial statements. In this regard, confirm that for each business acquired, or to be acquired, you have acquired substantially all of the target’s key operating assets. Provide your analysis of why presenting full financial statements under Rule 3-05 of Regulation S-X is appropriate as you are not acquiring certain assets and assuming certain liabilities.

The Company advises the Staff that it determined that each acquisition shown involved the acquisition of a business for purposes of inclusion in the pro forma financial statements, considering the guidance in Rule 11-01 (d) of Regulation S-X and Rule 3-05 of Regulation S-X.

Rule 11-01(d) of Regulation S-X indicates that in determining if an acquisition is a business the Company should consider whether the nature of the revenue-producing activity will remain the same after the acquisition. The Rule states that the corporate form of the transaction typically will not affect the determination of whether the acquisition is a business. The Company determined that the revenue producing activities of Metro Medical and the Target Companies, which are included in the pro forma financial statements, are servicing the customer contracts of these entities. These customer contracts, and the underlying customer relationships, will be (or were) acquired as part of each acquisition, and these contracts and relationships remain in place after closing. Although the Company did not acquire tangible assets of Metro Medical, these tangible assets consisted of personal computers and leasehold improvements, which were not key operating assets of Metro Medical. Similarly, the Company does not intend to acquire the working capital assets of the Target Companies, and these are not the key operating assets of the Target Companies. The Company concluded that it will be acquiring (or has acquired) substantially all of the key assets of each of the Target Companies and Metro Medical, and that in each case, such acquisitions constitute a business. As a result the Company is presenting full financial statements of each Target Company and Metro Medical, since individually and in the aggregate these businesses meet the significance test under Rule 3-05 of Regulation S-X.

The Company has also revised the disclosure on page 33 of the Registration Statement to address the Staff’s comment.

26.	Please tell us if you incurred any expenses directly attributable to the acquisitions that you present in your pro forma financial statements. If so, tell us what consideration you gave to including a pro forma adjustment to remove these non-recurring transaction costs.

The Company advises the Staff that the Company has revised the disclosure on page 37 to footnote non-recurring transaction expenses for professional fees related to the acquisitions which were included in the historical statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013. These fees have now been eliminated from the pro forma financial statements.

U.S. Securities and Exchange Commission

November 12, 2013

27.	Please clarify why it is appropriate to recognize an income tax benefit relating to your pro forma adjustments taking into consideration your combined losses.

The Company supplementally advises the Staff that the Company determined that it was appropriate to recognize an income tax benefit because the historical financial statements of the Company and the Target Companies recognized an income tax benefit, the Company is projecting taxable income on a combined basis after the acquisition and believes that it is more likely than not that any tax benefit from a loss would be realized in the future.

28.	We note your disclosure on page 42 that the purchase price that you will pay for each of the Target Companies will be calculated as a multiple of revenue generated by such Target Company in the most recent four quarters preceding the closing date from your customers that are in good standing as of the closing date. We further note your disclosure that the number of shares that will be issued in connection with the acquisitions will be fixed and the total equity value, cash consideration and the amount of goodwill on the date of the acquisition will vary based on the actual price of the offering. Please clarify how and when the fixed number of shares will be determined, including the share price that will be used in determining these shares. Please also clarify how the cash consideration will vary based on the actual price of the offering.

The Company advises the Staff that the Company has updated its disclosure on page 43 to clarify how the number of shares issued to each of the Target Companies will be determined.

29.	Tell us how you identified the accounting acquirer for each Target Company. Explain how you considered the number of shares to be issued in your conclusion. Your response should provide an analysis of factors referenced in ASC 805-10-25-5.

The Company supplementally advises the Staff that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. ASC 805-40, Business Combinations, provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. While the exact ownership share will depend on the size and pricing of this offering, based on the currently anticipated range of $25-50 million of gross proceed at a targeted price of $10 per share, the Company’s management and existing shareholders would beneficially own between 45-58% of the voting shares, while the three unaffiliated Target Companies would in the aggregate beneficially own only 11-14% of the voting shares, with the remaining shares to be held by the purchasers in the offering. Accordingly, application of this factor suggests that the Company is the acquirer.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. As indicated above, the Company’s management and shareholders would control 45-58% of the voting shares of the Company after the offering, compared to 11-14% for the total of the three unaffiliated Target Companies, and no single Target Company will beneficially own in excess of 7% of the Company’s voting shares. The Company’s Chief Executive Officer currently owns a majority of the outstanding shares of the Company and will hold a significant minority voting interest in the Company after the offering. Accordingly, application of this factor suggests that the Company is the acquirer.

U.S. Securities and Exchange Commission

November 12, 2013

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The Company’s current Board of Directors will continue after the acquisitions, with any vacancies filled by the current Board or its Nominating and Governance Committee. No member of management of any of the Target Companies is expected to join the Company’s board of directors. Accordingly, application of this factor suggests that the Company is the acquirer.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. It is anticipated that the Company’s current Chief Executive Officer, President, Chief Financial Officer and General Counsel will continue to hold these positions after the offering, and that no executive or manager of any of the Target Companies will be employed by the Company as an executive officer. Accordingly, application of this factor suggests that the Company is the acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. The terms of each asset purchase agreement includes a formula where the purchase prices of the three Target Companies are multiples of these companies’ trailing revenues, resulting in values which, in the Company’s opinion, exceed the fair value of the equity of each of these companies. Accordingly, application of this factor suggests that the Company is the acquirer.

In summary, the Company advises the Staff that analysis of each the five criteria independently indicate that the Company is the acquirer.

30.	We note your disclosure on page F-38 that you signed Asset Purchase Agreements to acquire certain assets of the Target Companies. Please clarify whether you consider the acquisition of these assets to constitute a business as defined by ASC 805-10-55-4 through 9, and the factors you considered in making this determination.

The Company supplementally advises the Staff that to determine whether or not the companies whose assets are to be acquired constitute a business it has relied on the definitions in ASC 805-10-55-4 through 9. ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

U.S. Securities and Exchange Commission

November 12, 2013

The three Target Companies are complimentary revenue cycle management companies, in the same line of business as the Company. The Company will acquire the revenue-generating assets of these businesses, primarily the customer base and customer contracts and the processes and methodologies to perform services. The Company will not acquire the Target Companies’ working capital. The Company determines which employees to hire at or prior to the time of the acquisitions. The selling shareholders of the Target Companies will sign non-compete agreements as part of the purchase agreements, and those employees who are hired will sign the Company’s standard non-compete agreements. The sellers will retain the accounts receivable which resulted from the services they provided prior to the acquisitions, and the sellers are responsible for all accounts payable and accrued expenses associated with these past activities. These companies do not have any proprietary technology or other assets which are significant to the business. None of the assets or liabilities which were not acquired are associated with future revenue-generating activities.

Below is a summary of the Company’s evaluation of the guidance in ASC 805-10-55:

Inputs — The Company will acquire the customer base and all existing customer contracts in each acquisition, which the Company considers to be the key assets of each business whose assets are acquired. The Company will also acquire fixed assets of the Target Companies. None of the businesses own real property, and none has developed proprietary technology for which patents have been applied or which provide a competitive advantage. The customer contracts are the economic resources which create or have the ability to create outputs when one or more of the acquired processes are applied to them.

Processes — The Company will acquire all operating processes of the Target Companies, which will be utilized to provide services under the customer contracts to be acquired. Operating processes include workflows for the staff, detailed procedures specific to each customer, and protocols for interfacing with third party systems.

Outputs — The processes will produce an output which generates revenues, and the Company will continue to generate the output and the same revenue.

ASC 805-10-55 states that a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. The Company will utilize its workforce and substitute less expensive offshore labor in order to create the additional output on the same revenue.

In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. A preliminary analysis of the purchase price of each of the companies whose assets are to be acquired reflects that goodwill will be recorded upon the completion of the acquisition.

The assets acquired from the Target Companies will include substantially all of the inputs and processes used in operating these businesses and generating outputs (revenues). Accordingly, the Company advises the Staff that it has concluded the each of the businesses whose assets were acquired or are to be acquired constitute a business in accordance with ASC 805-10-55.

The Company further advises the Staff that it has modified its disclosure throughout the prospectus to clarify that it is acquiring businesses, not selected assets, and the term “asset purchase” was only meant to refer to the form of legal agreement.

U.S. Securities and Exchange Commission

November 12, 2013

31.	We note your disclosure that each purchase agreement provides you the right to cancel a portion of the shares issued to the Target Company held in escrow in the event revenues from such Target Company’s customers in the 12 months following the closing are below a specified threshold and you will account for any such cancellation of shares as an adjustment to the purchase price for such target company. Please tell us how you are accounting for this right and indicate why this right does not represent contingent consideration. We refer you to ASC 805-10-20.

The Company advises the Staff that each asset purchase agreement provides the Company with the right to cancel a portion of the shares issued to the Target Company held in escrow in the event revenues from such Target Company’s customers in the 12 months following the closing are below a specified threshold. The purchase price adjustment is considered a form of contingent consideration and has been reflected in the total purchase price of the respective entities. Contingent consideration gives the Company the right to the return of the previously transferred consideration if specified conditions, revenue targets, are not met. This contingent consideration arrangement is an equity instrument and it is measured at fair value on the acquisition date and not subsequently remeasured. Any differences between the shares estimated to be issued at acquisition date and shares ultimately issued are accounted for within equity (not reducing the purchase price). There is no provision for cash settlements in the asset purchase agreements.

The Company further advises the Staff that the Company has revised the disclosure in the Registration Statement on page 44 to address the Staff’s comment and provide that this right is a form of contingent consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

32.	Revise to discuss the acquisition-related challenges that that have impacted your business to date, and how such conditions impact your strategy of acquiring smaller businesses, with a view to migrating their clients to your platform. In light of your recent revenue decreases due to agreements with two troubled RCM companies, and your combined pro forma net losses for 2012, a detailed discussion regarding the results of your acquisitions and your seemingly inconsistent experience in evaluating acquisitions should be provided.

The Company advises the Staff that the Company has added a new section of Management’s Discussion and Analysis of Financial Condition and Results of Operations captioned “Acquisition Strategy and Challenges” on pages 49 to 50 to address these acquisition-related challenges.

33.	We note that on a combined proforma basis, your net losses significantly increased for 2012, please tell us what consideration you gave to including a discussion of any known financial trends that underlie the historical results as well proposed acquisitions. Ensure that your discussion compares your historical revenues, expenses and net losses, versus your proforma combined results.

The Company advises the Staff that the Company has revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 60 to discuss the combined pro forma financial results for the year ended December 2012.

U.S. Securities and Exchange Commission

November 12, 2013

The Company further advises the Staff that the Company has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the Company’s financial trends, as well as to present a case study on its recent Metro Medical acquisition.

34.	We note your disclosures on pages 42 and 75, stating that the stock portion of the purchase price of the targets will be held in escrow to secure your right to cancel a portion of the shares in the event your revenues from the Target Companies’ customers in the 12 months following the closing, are below specified thresholds. Since the proceeds from this offering will be utilized to fund these acquisitions, please expand your disclosures in MD&A to disclose and explain these economic thresholds, and how these variations in the consideration ultimately paid, may impact your financial condition or results.

The Company advises the Staff that it has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48, to address this comment.

The Company advises the Staff that it will hold the stock portion of the purchase price in escrow to secure the Company’s right to cancel a portion of the shares issued to the Target Companies if revenues from a Target Company’s customers in the 12 months following the offering are below a specified threshold. While each agreement has slightly different terms, if revenue from the acquired customer agreements in the twelve months after an acquisition drops by between 5% and 20% or more from the revenue in the four quarters included in the final prospectus, then a portion of the shares issued to the Target Company will be returned to the Company for cancellation, and the ultimate value of the purchase consideration will be reduced by the value of those shares.

The Company respectfully advises the Staff that there will be no reduction or increase in cash consideration as a result of the revenues generated by the Target Companies’ customers following the acquisition, and any adjustment to the share consideration will not have a material impact of the Company’s financial condition or results of operations.

35.	Tell us what consideration you gave to including a discussion of your results of operations and financial condition based upon the pro forma financial information that you include in the filing. In this regard, we note that the acquisition of the Target Companies is significant to your operations. To the extent you provide this information, please ensure that you also identify any known trends that will have an impact on revenues, such as the estimated revenue from customers who have cancelled contracts prior to your acquisition that you disclose on page 44. We refer you to Item 303(a) of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 60 to discuss the combined pro forma financial results for the year ended December 2012.

36.	Please clarify whether you monitor customer retention rates in evaluating your business and performance and tell us what consideration you gave to disclosing these rates for each period presented. Also discuss, whether you utilize any metrics to track the rate at which you retain customers from acquired entities, and conversion rates to your proprietary software, and whether you track continuing customers period to period revenue growth.

The Company advises the Staff that it has revised the disclosure on pages 51 and 70 to provide information on customer renewals, retention and migration.

U.S. Securities and Exchange Commission

November 12, 2013

Overview, page 45

37.	Although we note your disclosures stating that your growth strategy involves acquiring smaller companies, please expand your overview to provide insight into material challenges and risks related to your business. Refer to Section III.A of SEC Release 33-8350. For example, discuss:

•	The steps that management plans to take to integrate these acquisitions and their clients into your solutions, and corresponding challenges and historical experiences;

•	The challenges and historical experiences related to shifting domestic labor costs to Pakistan; and

•	The challenges you face with regard to your strategy stated on page 62, of becoming a leading provider of integrated, end-to-end software and business service solutions to healthcare providers practicing in an ambulatory setting.

The Company advises the Staff that the Company has revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address the Staff’s comment, and has included a new subsection captioned Acquisition Strategy and Challenges on pages 49 to 50.

38.	The pro forma presentations for the year ended December 31, 2012, and for the six months ended June 30, 2013 show net losses. Please expand your disclosure to describe circumstances or obstacles that underlie such results and explain the steps planned by management to improve operating results, with a view to achieving profitable operations.

The Company advises the Staff that the Company has revised the disclosure in the Overview subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the Staff’s comment.

The Company also advises the Staff that the Company plans to achieve significant operating economies by merging the operations of the Target Companies after their acquisition, and leveraging its technology and offshore operation in Pakistan, with labor costs that are significantly lower than the Target Companies’ costs in the U.S.

Key Metrics, page 46

General

39.	Tell us whether management utilizes any metrics to evaluate your revenues generated per provider, or any corresponding measure.

The Company advises the Staff that the Company does not systematically track revenue per provider, because it services a variety of physician practices, with very different monthly billings. Because the Company’s primary revenues are a fixed percentage of its customers’ collections, revenue per provider varies greatly from one provider to another, and management does not find it useful to track this metric or use it in order to make decisions about resource allocations or to assess its performance.

U.S. Securities and Exchange Commission

November 12, 2013

First Pass Acceptance Rate, page 46

40.	Please provide a brief explanation for the term “clearinghouse” and explain the role it plays in the billing and account receivable collection process. Also explain what you mean when you refer to “real-time adjudication procedures.”

The Company advises the Staff that the Company has revised this disclosure to clarify the terms “clearinghouse” and “real-time adjudication procedures” on page 51.

Results of Operations

41.	We note your disclosures on page 69, in Business, related to your Ancillary Services, tell us what consideration you gave to breaking out revenues for these services.

The Company advises the Staff that the Company generates revenue from a variety of ancillary services, including transcription services, patient statement services, coding services, platform usage fees for clients using third-party platforms, rebates received from third-party platforms, and consulting fees. The Company does not break out revenues from ancillary services because all of these services in the aggregate comprise less than 10% of the Company’s revenue, and no individual ancillary service comprises more than 3% of the Company’s revenue.

The Company advises the Staff that management does not evaluate operating results separately for such ancillary services in order to make decisions about resources to be allocated to such services or to assess its performance, but instead considers such services as a means of increasing the attractiveness of its core service offerings to customers.

The Company further advises the Staff that the Company has revised the disclosure on page 53 to address the Staff’s comment and include information about ancillary service revenues.

Comparison of Years ended December 31, 2011 and 2012, page 51

Revenue

42.	Please expand your disclosures to explain why revenues derived from customers of the two RCM companies decreased during the identified financial period, and the basis for your belief that these transactions would provide increased profits and cash flow. Provide corresponding disclosure for the six months ended June 30, 2012 and 2013.

The Company advises the Staff that the Company has revised the disclosure in the discussion of its revenues in both the Comparison of Years ended December 31, 2011 and 2012 and the Comparison of Six Months ended June 30, 2012 and 2013 to address the Staff’s comment.

The Company supplementally advises the Staff that the structure of the arrangements with these two RCM companies was the basis for believing that these transactions would be profitable and provide positive cash flow. In one case, an outsourcing arrangement, the Company made a small advance payment, but all fees paid by the Company were a set percentage of revenue actually received by the Company. In the other case, the purchase price was contractually adjusted based on actual revenues generated by customers of the acquired company after one year.

U.S. Securities and Exchange Commission

November 12, 2013

Quantitative and Qualitative Disclosures about Market Risk, page 57

43.	We note your disclosure that you generally wire funds to Pakistan from the U.S. near the end of each month to be used in payroll and other operating expenses in the following month. As such, it appears that your Pakistani operations require financial support. However, we also note your disclosure that you plan to eventually repatriate your earnings in Pakistan to the U.S. Please clarify the liquidity needs of your Pakistani subsidiary in light of your disclosures that you generally wire funds on a monthly basis, but also have Pakistani earnings available to repatriate to the United States. As part of your response, clarify the timing of your expected repatriation.

The Company advises the Staff that its Pakistani subsidiary is required by Pakistani law to generate a profit. Accordingly, the U.S. parent company pays its subsidiary for the services it provides in an amount sufficient to generate a profit for purposes of this law. In addition, since the Pakistani subsidiary does not generate revenues from sources other than the Company, the Company wires funds to the Pakistani subsidiary to pay for services rendered on a monthly basis to fund its operating expenses. The Company anticipates that at some time in the future the retained earnings in Pakistan will exceed the amount of working capital required for normal operations plus the amount required for investments in capital equipment to support growth in the Pakistani operations. Although the Company anticipates that it will be several years before it will have earnings available to repatriate to the United States, it has recorded a tax liability on its financial statements to cover U.S. taxes that it estimates will be due at such time. The Company further advises the Staff that it has revised the disclosure on page 64 to clarify its financial relationship with its Pakistani subsidiary.

Business, page 58

Overview

44.	Please provide more specific disclosure with regard to why you believe that your products provide you with an advantage versus your competitors. For example, explain further how providing your integrated suite of software solutions at attractive prices provides you with a significant competitive advantage. Provide substantiation for your claim on page 59, that your standard fee is among the lowest in your industry.

The Company advises the Staff that the Company has revised the disclosure on pages 66 and 70 to address the Staff’s comment. The Company refers the Staff to page 13 of the report of Falcon Capital Partners included in Annex I, for data supporting the Company’s claim that its standard fee of 5% for its suite of revenue cycle management, electronic health records and practice management services is among the lowest in the industry.

Competition, page 72

45.	Please describe why you believe that your suite of services allows you to effectively compete with other companies targeting your market. Discuss, for example, your product functionality and scope of services compare with your competitors’ offerings.

The Company advises the Staff that the Company has revised the disclosure on page 80 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 12, 2013

Acquisitions

Representations and Warranties, page 75

46.	You state that “these representations and warranties were made as of the date of the acquisition agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the acquisition agreement disclosing exceptions to the representations and warranties.” Please state any such material exceptions.

The Company advises the Staff that it is not currently aware of any material exceptions to the representations and warranties in the acquisition agreements.

47.	We note your disclosure where you state that “The descriptions of the provisions below are made for the purpose of describing the terms of the acquisition agreements and not as an affirmation of the accuracy of such representations and warranties.” Please remove this language, or tell us why you believe it is a permissible disclaimer.

The Company advises the Staff that the Company has removed this language to address the Staff’s comment.

Management, page 83

48.	Identify the public companies for which Mr. Haq served as a director during the past five years, and indicate the dates of his service. Refer to Item 401(e)(2) of Regulation S-K. To the extent his service as a director of public companies precedes the five-year period, please consider disclosing such service.

The Company advises the Staff that although Mr. Haq previously served as a director of Compass International Services Corporation, he has not served as a director of any public company during the past five years. The Company further advises the Staff that it has revised the disclosure on page 90 to reflect this.

Executive Compensation, page 87

Summary Compensation Table for the Year ended December 31, 2012

49.	For each of your named executive officers please explain why they received the specific salaries and bonuses. Refer to Item 402(o) of Regulation S-K.

The Company has revised the disclosure on page 94 to address this comment. The Company supplementally advises the Staff that the Company believes its historical compensation of its executives was appropriate for a privately held company of its size. However, prior to closing of the offering, the Company expects to enter into revised employment arrangements with its executive officers. These arrangements will be disclosed to investors prior to the effectiveness of the prospectus.

Certain Relationships and Related Party Transactions

General, page 92

50.	Please state whether the transaction terms related to the non-exclusive aircraft and real property leases are believed to have been on terms that are no less favorable than those which might have been available to the company from non-affiliated parties.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that the Company believes that the terms of the non-exclusive aircraft and real property leases are believed to be on terms no less favorable than an agreement with a non-affiliated party, and has revised the disclosure on page 99 to reflect this.

51.	Please disclose the amounts paid under the leases for each of the two most recent fiscal years and the subsequent interim period, or tell us why you believe such disclosure is not required.

The Company advises the Staff that the Company has revised the disclosure on page 99 to address the Staff’s comment.

52.	We note the disclosures of the advances made to your founder, that generated a receivable in favor of the company. Please disclose these transactions in this section, or tell us why you believe they are not required to be disclosed. Also, tell us whether these transactions are loans for purposes of Section 13(k) of the Exchange Act, and whether your founder intends to repay these advances prior to filing a registration statement.

The Company advises the Staff that it has revised the disclosure on page 100 to provide additional disclosure on these transactions, and to disclose that all advances made to the Company’s founder have been offset against loans made by him to the Company so that no further advances to the founder are outstanding. The Company further advises the Staff that it intends to fully comply with Section 13(k) of the Exchange Act and to that end the Company will no longer make advances to or for the benefit of its founder.

53.	Tell us why you have not disclosed the loans received from third parties that are guaranteed by your controlling stockholder, as well as the amounts borrowed and paid by the company on those loans in each of the last two years and the subsequent interim period. In this respect, the reduced contingent payment obligations of the affiliate that results in the repayment of the loans would appear to be a transaction that should be discussed.

The Company advises the Staff that the Company has updated this disclosure on page 100 to address the Staff’s comment.

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and 2011

54.	We note your disclosure on page 27 and elsewhere that you plan to effect a stock split of your common stock in connection with the completion of this offering. Please clarify whether you intend to retrospectively adjust all per share amounts for all periods presented in your consolidated financial statements.

The Company acknowledges the Staff’s comment and confirms that once the Company has determined the stock split ratio, the Company will revise the financial statements and its disclosures throughout the filing in an amendment to the Registration Statement as necessary to give retroactive effect thereto.

Revenue Recognition, page F-9

55.	Please clarify your disclosures to indicate whether your customers take possession of, or have access to take possession of, the software in your revenue cycle management and transcription service arrangements, and clarify whether you follow the provisions of ASC 985-605 or ASC 605-20 in accounting for these arrangements.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that the Company follows the guidance of ASC 985-605-55-121, and that this guidance was followed for purposes of determining whether the Company’s revenue recognition model was subject to the software revenue guidance (ASC 985-605) or service revenue guidance (ASC 605-20). It was determined that ASC 985-605 is not applicable because the customers do not license the software or obtain the right to download it, and therefore the Company follows the guidance in ASC 605-20 for purposes of recognizing revenue.

The Company determined a software element in a hosting arrangement does not exist as neither of the following criteria is met, and both criteria would need to be met to be considered a software element:

a)	The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty.

•	The Company’s customers do not have the right to not take possession of the software of the Company, or the related licensing rights at any time during the contract.

b)	It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

•	The Company’s customers do not run the software on their own hardware; nor do the customers contract another party to host the software. The Company’ hosts the software internally or via a “cloud” and does not make the software available in a form which could be hosted by the customer or a third party.

Based on the analysis above, the Company does not recognize revenue based on the guidance in ASC 985-605-55-121 – Software Revenue Recognition.

The Company further advises the Staff that Company has updated its disclosure on pages 53, F-9 and F-10 to address the Staff’s comment.

56.	Clarify whether you consider your arrangements to include multiple elements, and the accounting policies you follow for these arrangements. In this regard, we note you offer set-up services with your arrangements. It also appears that your arrangements provide your customers with both transcription services and revenue cycle management services. Tell us how you account for the different elements in these arrangements and the authoritative literature upon which you relied. As part of your response, tell us what consideration you gave to whether your set-up fees have stand-alone value and how you considered the provisions of ASC 605-25-25-5.

The Company advises the Staff that ninety percent of its revenue comes from fees for the Company’s comprehensive PracticePro product suite, which includes revenue cycle management, electronic health records and practice management services.

U.S. Securities and Exchange Commission

November 12, 2013

Practice Pro

•	Revenue cycle management includes end-to-end medical billing, analytics, and related services that utilize a proprietary web-based platform and a support staff to provide claims processing-related services to physician practices

•	Electronic health records is a web-based software-as-a-service offering which allows physicians to record patient notes electronically and retrieve them a variety of other devices (PCs, smartphones, tablets), which allows the Company’s customers to reduce paperwork and qualify for government incentives

•	Practice management services are a suite of web-based software-as-a-service offerings which facilitate the day-to-day operations of a medical practice, from scheduling appointments, follow-up calls and emails, checking in patients and recording demographics and insurance information, and generating reports

The Company also generates revenue from a variety of ancillary services:

Optional Ancillary Services

•	Transcription services are conversion of voice-recorded reports by physicians into text notes, often populated into an electronic health record

•	Patient statement services is the printing and mailing of paper statements to a client’s patients

•	Coding services is the use of Company specialists to determine the appropriate billing codes for a physician’s services to a patient

•	Consulting fees are charged when a client requests specific assistance on an hourly rate

•	Coding audits are typically fixed-fee consulting engagements where the Company’s coding specialists review the codes chosen by a provider’s office for accuracy and compliance with standards

Other than the initial set-up fees, the fees charged to customers for the services provided under the PracticePro service suite are normally based upon a percentage of collections posted during the month.

In assessing multiple element arrangements related to the PracticePro services offering, the Company evaluated ASC-605-25-25-5, which states that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

1.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

The Company advises the Staff that each element of the services provided under the PracticePro suite, including revenue cycle management, electronic health records and practice management services, could be considered to have value on a standalone basis. However, each of these services is performed by the Company for its customers on a continuous basis over the contract term, and the fees for such services, other than the up-front set-up fees, are contingent upon, and based on a percentage of, the amount of claims collected for the Company’s customers.

U.S. Securities and Exchange Commission

November 12, 2013

2.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The Company advises the Staff that its revenue arrangements generally do not include a general right of return relative to services provided.

The Company has concluded that recognition of revenue for PracticePro can only occur as the services are provided and when all other revenue recognition criteria are met. The last criterion for PracticePro is when the fees are fixed and determinable, which is when the Company has received notification that a claim has been accepted and the amount which the physician will collect is determined. Since the services provided to PracticePro customers are provided continuously over the customer contract, revenue should be recognized as the services are provided, once the fees for such services become fixed and determinable and collectability is reasonably assured. Therefore, the Company has concluded to apply a revenue recognition model for PracticePro (within the aforementioned single unit of accounting) that is reflective of the pattern of performance for the services in the arrangement. Given that various services within the PracticePro suite are provided on a continuous basis through the customer contract term, and that the fees for all such services are based on a percentage of claims collected for customers, the Company does not believe that identification of the various services within the Practice Pro suite as separate units of accounting under ASC605-25-25-5 would result in a different revenue recognition methodology for these services from that applied by the Company.

As it relates to up-front fees charges to PracticePro customers at the outset of an arrangement, the Company charges a $1,000 fee which includes account set up, creating a website for the customer, establishing credentials, and training the customer’s office staff. The Company has concluded that there are no services that have standalone value that are being provided to its customers in exchange for the up-front fees, separate from the ongoing revenue cycle management, electronic health records and practice management services. The Company has, therefore, concluded that the up-front fees should be deferred and recognized as revenue over the estimated customer relationship period (currently estimated to be 5 years) as the Company has determined that its relationship with its customers (for revenue cycle management, electronic records and practice management services) is expected to extend beyond the initial contract term based on historical renewal rates, and that the Company’s customers continue to benefit from the up-front payment.

Transcription services and other ancillary services are billed separately and are not bundled with any other service. Clients can purchase these services at any time, and often make decisions to purchase additional services months or years after they decide to purchase the Company’s core services. The prices the Company charges are set and are the same regardless of other services purchased by a client. In total, these ancillary services comprise 10% or less of the Company’s revenue, and no single service amounts to more than 3% of revenue. For the ancillary services, the Company does not have to wait for the claim payment to be made for the fees for such services to become fixed and determinable, so revenue is recognized when earned based on the fee structure.

U.S. Securities and Exchange Commission

November 12, 2013

The Company has analyzed the possibility that transactions in which a purchase of ancillary services at the same time as PracticePro by a customer may require different revenue recognition. However if it were determined that the price for ancillary services was discounted when purchased as part of a multi-element arrangement, the Company would not be able to recognize additional revenue upon the delivery of ancillary services, since the additional fees could only be billed clients when insurance invoices were paid, and the 5% fee was determinable. Without the ability to invoice, the collection of any additional imputed revenue would not be possible, so no additional revenue could be recognized. The Company has no history of charging a premium fee for ancillary services, but if this were to occur, the Company would further perform further analysis under the multiple element arrangement revenue recognition guidance to determine how to recognize revenue.

The Company does not charge bundled clients a different price for ancillary services than they charged to non-clients, so there is no situation in which revenue is being accelerated to the time of delivery of these services. The Company’s standard contract sets forth list prices for PracticePro and ancillary services, and the Company’s sales team, who are telesales reps working in Pakistan, do not have the authority to changes prices.

The Company further advises the Staff that Company has updated its disclosure on pages 53, F-9 and F-10 to address the Staff’s comment.

57.	Clarify how you recognize revenue for your transcription services. That is, clarify whether these fees are fixed or variable, whether they are received monthly or for some other period, and the period over which the services are performed.

The Company advises the Staff that the Company charges customers a fixed fee per line transcribed, and recognizes revenue monthly as it performs transcription services, and has updated its disclosure on page 53 and F-10 to address the Staff’s comment.

58.	Clarify the length of the contract that you enter into for each of your services, any cancellation provisions, and any rights to refunds or service credits. Tell us how you have considered these provisions in your revenue recognition policies.

The Company advises the Staff that the Company’s standard contract for all of its services has a term of one year that automatically renews for additional one-year terms unless terminated in writing by either party at least 90 days prior to the contract renewal date. The contract can only be terminated through the above procedure or for cause with at least 30 days’ notice of breach to allow the breaching party to cure an alleged breach of the contract. Under the Company’s standard customer agreement, if a customer wants to terminate its agreement before their one-year term expires, they are required to pay a liquidated damages fee of 70% of the average invoiced amount for the last three months, multiplied by the remaining number of months in the term. In some cases, customers acquired through acquisitions may be able to terminate their agreements upon 90-days’ notice or less without paying any fee or penalty.

Customers do not have any contractual right to receive service credits. However, from time-to-time, customer situations arise which prompt the Company’s employees to offer service credits, which the Company considers a period cost when granted. The total value of such credits is de minimis.

U.S. Securities and Exchange Commission

November 12, 2013

At the end of each contract term, if the customer has provided appropriate notice of termination, the Company ceases to perform services. All contracts provide that services previously performed must be paid for when the fee is determinable, when the Company has received notification that a claim has been accepted and the amount which the physician will collect is determined. However, despite this legal right, if the Company does not believe that collection of fees is reasonably assured, revenue is not recognized. Also, the Company’s revenue arrangements generally do not include a general right of return for services provided.

The Company further advises the Staff that Company has updated its disclosure on pages 53, F-9 and F-10 to address the Staff’s comment.

59.	We note your disclosure on page F-11 that you account for business combinations under the provisions of Accounting Standards Codification 805-10. However, it appears that the transactions that you entered into were asset purchase agreements. Please clarify whether you consider the acquisition of these assets to constitute a business as defined by ASC 805-10-55-4 through 9, and the factors you considered in making this determination. In addition, disclose the purchase price allocation for each acquisition that identifies the amounts recognized for assets acquired and liabilities assumed. We refer you to ASC 805-20-50-1(c) and 805-10-55-41.

The Company advises the Staff that the Company accounts for its business combinations under the provisions of ASC 805-10-55-4 through 9, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations.

ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

The companies which have been acquired are complimentary revenue cycle management companies, in the same line of business as the Company. The acquisitions were structured as asset purchases so the Company would not assume any liabilities for past actions of the sellers. The Company acquired the revenue-generating assets of these businesses, primarily the customer base and customer contracts and the processes and methodologies to perform services. The Company did not acquire the working capital or fixed assets in its acquisitions. The sellers retained the accounts receivable which resulted from the services they provided prior to the acquisitions, and the sellers were responsible for all accounts payable and accrued expenses associated with these past activities. These companies did not have any proprietary technology or other assets which are significant to the business. The fixed assets which were not acquired were judged to be of de minimis value, and none of the assets or liabilities which were not acquired were associated with revenue-generating activities.

Inputs — The Company acquired the customer base and existing customer contracts in each acquisition, which the Company considered to be the key assets of each business whose assets were acquired. None of the businesses owned real property, and none had invested developed proprietary technology for which patents had been applied or which provided a competitive advantage. The Company believes the customer contracts were the economic resources which create or have the ability to create outputs when one or more of the acquired processes are applied to them.

U.S. Securities and Exchange Commission

November 12, 2013

Processes — The Company acquired all operating processes of the companies, which were utilized to provide services under the customer contracts acquired. Operating processes include workflows for the staff, detailed procedures specific to each customer, and protocols for interfacing with third-party systems.

Outputs — The processes produce an output which generates revenues, and the Company continues to generate the output and the same revenue.

ASC 805-10-55 states that a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. The Company will utilize its workforce and substitute less expensive offshore labor in order to create the additional output on the same revenue.

The businesses acquired by the Company in past years were acquired at low purchase prices that did not generate goodwill. Past acquisitions have been weaker companies, for which the Company was able to negotiate prices which were very close to the value of the customer contracts. Accordingly, the lack of goodwill should not be considered an indication that the acquisitions did not constitute a business.

The Company has concluded the each of the businesses whose assets were acquired constitute a business in accordance with ASC 805-10-55.

The Company further advises the Staff that Company has updated its disclosure on page F-11 to address the Staff’s comment. The Company advises the Staff that the Company discloses the purchase price allocation for each completed acquisition, identifying the amounts recognized for assets acquired and liabilities assumed, in note 4 on pages F-14 and F-15. In all previously completed acquisitions the Company has not purchased any tangible assets or assumed any liabilities.

The Company advises the Staff that it has modified its disclosure throughout the Registration Statement to clarify that it acquired businesses, not selected assets, and the term “asset purchase” was only meant to refer to the form of legal agreement.

60.	Please further clarify the nature of the intangible assets that you purchased, including whether you purchased any legal contractual rights, and how these assets will generate future economic benefits. Also, clarify whether you purchased any technology to continue to service these customers. While we note you plan to transition customers to your platforms, describe your obligation or intent to service these customers under their existing arrangements and how you will fulfill these obligations. As part of your response, also clarify how these arrangements are different than the arrangements you describe on page 51 whereby you pay referral fees to gain new customers.

The Company advises the Staff that the customer relationships and associated contracts represent the most significant portion of the value of the purchase price for every acquisition. In all acquisitions to date, the Company did not acquire the sellers’ tangible assets (fixed assets, accounts receivable, cash, etc.) or liabilities. None of the companies acquired had developed substantial technology. The primary reason for each acquisition was to acquire the revenue stream from customers. The value of customer relationships is determined based on an income approach, by computing the present value of future cash flows from servicing customers. Because a large proportion of customers renew their contracts, or allow them to automatically renew at the end of the term, the expected life of customers is used, rather than the contractual life.

U.S. Securities and Exchange Commission

November 12, 2013

Agreements not to compete have been signed by the sellers in prior acquisitions. Sellers agree not to compete with the Company, directly or indirectly, or have an interest in a competing business, for a period of three years after the transaction closes. In addition, the sellers agree not to solicit customers of the Company or influence any employee to terminate his/her relationship with the Company.

Companies purchased in the past have not developed their own technology and therefore the Company did not acquire any technology from these companies. However, to provide consistent service to the customers through a transition period, the Company typically entered into leaseback agreements with the selling companies in which the Company paid for the use of any facilities, employees or technology licensed by the selling company on an as needed basis for a limited time period.

Although the Company’s overall goal is to transition the acquired customers onto its platform, the Company has licensed commercially available technology used by acquired companies as needed to ensure that the customers’ service is not disrupted, and the Company’s employees were trained on the use of this technology. This allows customers to receive the same service without interruption. While the Company offers more capabilities to customers using its own platform, and the overall cost to the customer is less, the Company is content to utilize third-party software to provide services, and is able to do so profitably. The Company continues to utilize third-party platforms as required by customers as long as requested.

The Company advises the Staff, that in two prior transactions, instead of buying a business, the Company decided to enter into an outsourcing arrangement. In these situations, the Company did not acquire a business.

7. Intangible Assets

61	We note your disclosure that during the year ended December 31, 2012, the Company recorded impairment charges of $126,272 due to the loss of customer relationships that were valued and recorded as part of the acquisition of Medical Accounting Billing Company, Inc. during 2010. Please clarify the reason for the loss of customer relationships and how these circumstances differed from your expectations in valuing these assets upon acquisition.

The Company advises the Staff that the Company has revised the disclosure on page 49 to address the Staff’s comment and discuss the acquisition of Medical Accounting Billing Company (“MABCO”).

The Company supplementally advises the Staff that upon the closing of the MABCO acquisition, most of MABCO’s employees were terminated, as the Company transitioned customer support and related services to its offshore offices. The MABCO operations and relationship manager retained by the Company was responsible for customer relations and the transitioning of customers to the Company’s, but suffered an illness soon after closing, becoming incapable of effectively guiding the accounts through the transition. As a result, the Company eventually lost all of MABCO’s customers and was required to write-off intangible assets in the amount $126,000 in 2012. The Company originally looked at the anticipated revenue from the 21 customers of MABCO’s that the Company acquired, and used a three-year life when valuing the intangible asset of customer relationships.

U.S. Securities and Exchange Commission

November 12, 2013

12. Income Taxes, page F-21

62.	We note your disclosure on page 52 that you record a tax liability in the U.S. for all years because you plan to eventually repatriate your earnings in Pakistan to the U.S. Please clarify your disclosures to describe the impact of your plan to repatriate earnings in Pakistan to the U.S. on your rate reconciliation. That is, clarify whether as a result of this plan, your earnings in Pakistan are taxed at the full federal rate. Also, clarify any impact of this plan on your state income taxes. Lastly, clarify the impact that the tax holiday, which precludes your Pakistan subsidiary from being subject to income taxes through June of 2016, has on your effective tax rate. That is, clarify if your income taxes would have been higher as a result of this tax holiday not being in place. In addition, ensure that your disclosures comply with SAB Topic 11(C).

The Company advises the Staff that the Company’s plan to repatriate earnings in Pakistan to the U.S. does not have a significant impact on its rate reconciliation. As a result of this plan, the Company’s earnings in Pakistan are fully provided for at the full federal rate. For state tax purposes, the Company’s Pakistan earnings generally are not taxed due to a subtraction modification available in most states.

The tax holiday does not have a significant impact on the Company’s effective tax rate as all of its earnings in Pakistan are fully provided for at the U.S. federal tax rate of 34%. The Pakistan corporate tax rate is 35%. The Company’s income taxes would not have been significantly higher as a result of the holiday.

The Company advises the Staff that the Company has revised the disclosure on page F-23 and F-24 to address the Staff’s comment.

63.	Please clarify why you have not recorded a deferred tax liability for earnings and profits of your Pakistani subsidiary as of December 31, 2011 in light of your disclosure on page 52 that you record a tax liability in the U.S. for all years because you plan to eventually repatriate your earnings in Pakistan to the U.S. As part of your response, clarify when you made this determination and any facts and circumstances that have changed since December 31, 2011.

The Company advises the Staff that a deferred tax liability in the amount of $128,900 has been recorded on the undistributed earnings and profits of its Pakistani subsidiary as of December 31, 2011. Please refer to “The components of the Company’s deferred income taxes as of December 31, 2012 and 2011” on page F-23. The determination that management of the Company plans to eventually repatriate the earnings of its Pakistani subsidiary to the U.S. was made prior to December 31, 2010. No facts and circumstances have changed since December 31, 2010.

64.	We note that you have $323,658 in net deferred tax assets as of December 31, 2012. Please clarify the factors you considered in determining you will be able to realize these benefits in light of the fact that you had $760,322 of U.S. losses during 2012, and a loss before taxes of $108,131 for the six months ended June 30, 2013.

The Company advises the Staff that the majority of the income of its Pakistani subsidiary is currently includible in the United States corporation’s income tax return as it is considered to be a deemed dividend. As a result, for U.S. purposes, the Company is in a taxable income and cumulative profit position. Also, a deferred tax liability has been recorded on the undistributed earnings and profits of the Company’s Pakistani subsidiary. The taxable temporary difference related to the outside basis difference in its foreign subsidiary (e.g., related to undistributed foreign earnings) has been considered as a source of taxable income to support recovery of deferred tax assets as well.

U.S. Securities and Exchange Commission

November 12, 2013

Omni Medical Billing, LLC

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-45

65.	Revise to disclose your revenue recognition policy.

The Company advises the Staff that Note 1 of Omni Medical Billing’s financial report on pages F-72 and F-81 has been revised to include its revenue recognition policy.

Ultimate Medical Management, Inc. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Unbilled Services, page F-87

66.	We note your disclosure that for collection-based contracts, revenue is recognized based on the expected collections from billings rendered for physician clients, and a reserve is recorded to reduce unbilled services by the estimated costs and earnings relating to the remaining collection efforts. Please clarify how you consider these fees to be fixed and determinable and the authoritative literature you have relied on in accounting for these arrangements.

The Company advises the Staff that Ultimate Medical Management’s revenue recognition policy has been revised to correct a misapplication of accounting for revenue recognition on unbilled services to be consistent with generally accepted accounting principles, so that revenue is not recognized until physician clients have collected billings and Ultimate Medical Management’s fee is fixed and determinable. Ultimate Medical has assessed the impact of the misapplication of ASC 605-10, "Revenue Recognition," on its financial statements and concluded that, although there was no impact on its cash position, the effect on its financial statements was material.

The Company advises the Staff that Ultimate Medical’s financial reports have been revised to reflect the appropriate revenue recognition policy on pages F-92 and F-100 and a restatement Note 8 has been added on pages F-95 and F-104.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

67.	You state that substantially concurrently with the consummation of this offering, you have agreed to issue shares of common stock to the stockholders of the Target Companies. Please tell us which Securities Act exemptions you intend to rely on in effecting such issuances and the facts relied upon to make the cited exemptions available. Tell us the number of investors in each transaction and the number of non-accredited investors. Ensure that you discuss whether you are relying on separate exemptions for each acquisition; if so, provide a detailed analysis supporting any view that such transactions should not be integrated.

U.S. Securities and Exchange Commission

November 12, 2013

The Company advises the Staff that the shares will be issued to the Target Companies and not its stockholders, and has revised page II-1 to reflect this. The Company is issuing the shares in private transactions under Section 4(2) of the Securities Act. Each acquisition agreement includes representations made by the seller and its shareholders or members, as applicable, that each Target Company and such shareholders (or members) are accredited investors. Each acquisition agreement also includes investment representations under the Securities Act, including that the shares to be issued to the Target Company are being be acquired for investment purposes without a view to distribute such shares other than as permitted by the Securities Act. The Company further advises the staff that based on information provided to it by the Target Companies, Omni Medical Billing Services has five members; Practicare Medical Management, Inc. is a wholly-owned subsidiary of Ultimate Medical Management, Inc., which has 10 shareholders; and Tekhealth Services, Inc., Professional Accounts Management, Inc. and Practice Development Strategies, Inc. are all majority-owned subsidiaries of CastleRock Solutions, Inc., which has two shareholders. These subsidiaries of CastleRock have in the aggregate an additional three shareholders.

68.	Please file the agreements pertaining to your Founder Loan. Refer to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that the Company has provided these documents to address the Staff’s comments as Exhibit 10.5.

69.	Please file your agreements with your third party data centers, or tell us why you do not believe you are substantially dependent upon these agreements. Refer to Item 601(b)(10).

The Company advises the Staff that as disclosed on page 79, the Company maintains its data on its own servers both in the U.S. and in Pakistan, and does not rely on third-party data centers.

Sincerely,

/s/ Alison Newman

Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp.
Bill Korn, Medical Transcription Billing, Corp.
Steven Snyder, Medical Transcription Billing, Corp.
Christopher J. Austin, Goodwin Proctor LLP